                                                                    EXHIBIT 12.1

                                ROCK-TENN COMPANY

      STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (Amounts in thousands, except ratios)

                                                                                                             Six Months
                                                                   Fiscal Year Ended September 30,         Ended March 31,
                                                       ------------------------------------------------  ------------------
                                                         2001      2002      2003      2004      2005     2005      2006
                                                       --------  --------  --------  --------  --------  --------  --------
Fixed Charges:
   Interest expense                                    $ 33,972  $ 25,433  $ 25,529  $ 22,796  $ 35,740  $ 12,847  $ 27,110
   Amortization of debt issuance costs                    1,050       929     1,342       770       900       372       675
   Interest capitalized during period                     1,541       477       270       286       461       242       312
   Portion of rent expense representative of
        interest                                          3,768     2,984     1,905     1,713     1,841       945       890
                                                       --------  --------  --------  --------  --------  --------  --------
FIXED CHARGES                                          $ 40,331  $ 29,823  $ 29,046  $ 25,565  $ 38,942  $ 14,406  $ 28,987

Earnings:
   Pretax income (loss) from continuing operations
    and before the cumulative effect of a change in
    accounting principle                               $ 42,236  $ 48,598  $ 47,688  $ 10,505  $ 19,856   $ 2,160  $ (3,667)
   Add: Loss from unconsolidated joint venture            2,004       318       399         -       958        -         -
   Less: Income from unconsolidated joint venture             -         -         -      (119)        -      (343)   (1,395)
   Fixed charges                                         40,331    29,823    29,046    25,565    38,942    14,406    28,987
   Interest capitalized during period                    (1,541)     (477)     (270)     (286)     (461)     (242)     (312)
   Amortization of interest capitalized                     810       878       917       784       723       362       317
                                                       --------  --------  --------  --------  --------  --------  --------
EARNINGS                                               $ 83,840  $ 79,140  $ 77,780  $ 36,449  $ 60,018  $ 16,343  $ 23,930

RATIO OF EARNINGS TO FIXED CHARGES                         2.08      2.65      2.68      1.43      1.54      1.13         -(a)

(a) Earnings were inadequate to cover fixed charges primarily due to the first quarter of fiscal 2006 loss driven by higher energy costs following loss driven by higher energy costs following Hurricane Katrina. The deficiency in earnings was $5.1 million for the six months ended March 31, 2006. Hurricane Katrina. The deficiency in earnings was $5.1 million for the six months ended March 31, 2006.

      On June 6, 2005, we acquired from Gulf States Paper Corporation and certain of its related entities substantially all of the assets of Gulf States' Pulp and Paperboard Packaging operations and assumed certain liabilities. Pro forma ratio of earnings to fixed charges for the years ended September 30, 2004 and 2005 and for the six months ended March 31, 2005 were 1.57, 1.70 and 1.47, respectively.